UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2020

Commission File Number: 001-39307

LEGEND BIOTECH CORPORATION

(Translation of registrant’s name into English)

2101 Cottontail Lane

Somerset, NJ 08873

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Regulatory Submission Timeline Update

On July 16, 2020, Janssen Biotech, Inc. (“Janssen”), one of the Janssen Pharmaceuticals Companies of Johnson & Johnson, a strategic partner of Legend Biotech Corporation (the “Company”) for the development of JNJ-4528 for the treatment of multiple myeloma, provided an update to the expected timing for the regulatory submissions for JNJ-4528. Specifically, Janssen remains on track to initiate a biologics license application to the U.S. Food and Drug Administration (“FDA”) by the end of 2020 and also expects that a marketing authorization application will be submitted to the European Medicines Agency (“EMA”) in early 2021.

Cautionary Note Regarding Forward-Looking Statements

Statements in this Form 6-K about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include statements relating to the anticipated timing of Janssen regulatory submissions to the FDA and EMA. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the factors discussed in the “Risk Factors” section of the Company’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Legend Biotech Corporation

Date: July 16, 2020	By:	/s/ Ying Huang
		Name	Ying Huang, Ph.D.
		Title:	Chief Financial Officer